Exhibit (d.8)

GRAND PRIX FUND
CLASS C SHARES

AMENDMENT TO EXPENSE CAP/REIMBURSEMENT AGREEMENT

       This Amendment is dated as of March 1, 2002, and continues the Expense Cap/Reimbursement Agreement (the "Agreement") originally entered into as of August 2, 1999, and supplemented June 20, 2000, between Target Holdings Corporation d/b/a/ Target Investors (the "Adviser") and Grand Prix Funds, Inc. ( the "Company") on behalf of the Grand Prix Fund's (the "Fund") Class C shares.

       WHEREAS, the Agreement provides that it will terminate on February 28, 2002, unless extended by the mutual agreement of the parties, as provided for in an amendment to the Agreement;

       WHEREAS, the parties to the Agreement wish to extend the term of the Agreement through February 28, 2003.

       NOW THEREFORE, the parties agree as follows:

       Pursuant to this Amendment, the Agreement, shall terminate on February 28, 2003, unless extended by the mutual agreement of the parties, as provided for in a subsequent amendment to the Agreement.

       Specifically, the Adviser agrees to reduce its compensation and/or assume expenses for the Fund's Class C shares to the extent necessary to ensure that the Fund's Class C shares total operating expenses do not exceed 2.75%, on an annual basis of the Class C shares average daily net assets.

       All other provisions of the Agreement shall remain in full force and effect.

TARGET HOLDINGS CORPORATION D/B/A TARGET INVESTORS

By: /s/ Robert Zuccaro Robert Zuccaro, President

GRAND PRIX FUNDS, INC. ON BEHALF OF THE CLASS C SHARES OF GRAND PRIX FUND

By: /s/ Robert Zuccaro Robert Zuccaro, President